Exhibit 99.3

P R E S S   R E L E A S E

For Immediate Release	12 February 2003

CADBURY SCHWEPPES REPORTS ROBUST PERFORMANCE IN 2002
Underlying earnings per share growth and cash flow targets achieved

Cadbury Schweppes plc reports on financial performance for the 52 weeks ended 29 December 2002:

		2002	2001	%

Sales	£m	5,298	4,960	+ 7
Underlying Operating Profit*†	£m	1,041	992	+ 5
Underlying Profit Before Tax*	£m	935	886	+ 6
Underlying EPS*	pence	32.0	30.0	+ 7
Basic EPS	pence	27.4	27.0	+ 1

Dividends per share	pence	11.5	11.0	+ 5

*	Excludes goodwill amortisation, major restructuring charges and disposal gains/losses (see note 6 page 17 for a reconciliation to operating profit)
†	Includes associates

2002 Highlights

•	Underlying earnings per share growth in constant currency1 of 11% and free cash flow of £315 million
•	Adverse currency movements impact earnings by 4%
•	Strong growth from confectionery operations with volumes up 3%
•	Excellent results from Cadbury Trebor Bassett with volumes up 6%
•	Solid beverage performance driven by efficiency improvements and acquisitions
•	Acquisitions continue to strengthen both business streams
•	Purchase of Adams on track to complete at the end of March

John Sunderland, CEO of Cadbury Schweppes, said, “2002 was a good year for Cadbury Schweppes. It marked the sixth successive year in which we have exceeded our targets for underlying earnings per share growth in constant currency and free cash flow delivering 11% and £315 million respectively. Underlying operating profit passed the £1 billion mark for the first time.

“The most significant feature of the year has been the high levels of profitable volume growth achieved by our major confectionery businesses. Acquisitions continued to strengthen our beverage and confectionery businesses and the impending purchase of Adams will make Cadbury Schweppes the world’s leading confectionery company2.

1	Constant currency growth excludes the impact of exchange rate movements during the year
2	Source: Euromonitor

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

“To further focus the business on growth and value creation we have today announced a comprehensive management reorganisation including the amalgamation of our North American beverage businesses. For all these reasons, 2003 will be a year of transition as we consolidate these various developments. This will have some impact on our achievement against our targets for this year, but will provide an excellent platform for future revenue and profit growth.”

CHIEF EXECUTIVE OFFICER’S REVIEW

2002 Performance

Reviewing 2002, John Sunderland said, “Overall, we had a good year in terms of volume and profit growth from our key confectionery businesses and solid profit performances from our beverage businesses driven by efficiency improvements and acquisitions.

“Our confectionery business grew like-for-like volumes by 3%, driven by outstanding performances at Cadbury Trebor Bassett in the UK and Australian Confectionery where volumes rose by 6% and 7% respectively. A 7% increase in confectionery operating profits was achieved despite increased marketing investment and shortfalls in the Americas and China of around £20 million.

“In beverages, while North America volumes were affected by changes to our distribution arrangements within Dr Pepper/Seven Up (“DPSU”), this was offset by growth in our still brands and improving performances from Dr Pepper and Snapple. Good results in Europe reflected the integration of acquisitions and efficiency gains. Mexico performed well but our Australian Food & Beverage business was impacted by service difficulties, costing around £10 million, associated with the introduction of a new IT system.

“Acquisitions completed in 2002 continued to strengthen our positions in several markets. Our beverage operations were bolstered by the acquisitions of Apollinaris & Schweppes in Germany, Nantucket Nectars in the US and Squirt in Mexico. In confectionery, we bought out the minority in Cadbury India, acquired Kent, a leading sugar confectionery business in Turkey and acquired Dandy, the number 2 gum business in Europe.

Strategy Overview

“Over the last seven years, Cadbury Schweppes’ strategy has been to build a series of regionally robust and sustainable businesses in its core categories of confectionery and beverages. We have significantly grown and reshaped the business both through organic growth and acquisitions. Today we participate more broadly in refreshment beverages with still drinks, juices and water as well as carbonated soft drinks.

“In confectionery, we have evolved from a reliance on chocolate to a full portfolio of confectionery products encompassing chocolate, sugar, medicated confectionery and chewing gum. Our proposed acquisition of Adams will make us the world’s leading confectionery company, the number 1 sugar company, the number 1 functional confectionery company and a strong number 2 in chewing gum. Adams takes us into higher growth categories and markets and will bring significant long-term value creation opportunities. We will become a truly global operator with huge potential to cross-sell our different portfolios in the great variety of markets in which we will operate from March onwards.

Organisational Developments

“In December of last year, the company announced that I would be taking over the role of Chairman on Derek Bonham’s retirement in May and Todd Stitzer, previously Chief Strategy Officer, would become Deputy Chief Executive with immediate effect and Chief Executive Officer in May.

“Today we are announcing further changes with a revised organisation and executive management team. These will take effect from 24 February, 2003.

“Regional reporting units are being reduced from ten (including Adams) to five comprising:

•	Americas Beverages led by Gil Cassagne, currently Managing Director of our Asia Pacific Region
•	Americas Confectionery, led by Matt Shattock, previously Chief Operating Officer, Unilever Best Foods North America
•	EMEA Confectionery (Europe, Middle East and Africa) led by Andrew Cosslett, currently Managing Director of GB&I
•	Europe Beverages led by Matthew Litobarksi, currently in the same role.
•	Asia Pacific led by Rajiv Wahi, currently Managing Director of our Africa, India and Middle East region.

“The regional heads will be complemented by five central function heads comprised of: David Kappler, Chief Financial Officer; Bob Stack, Chief Human Resources Officer; Mike Clark, Chief Legal Officer; Nick Fell, President Global Commercial, and Mikel Durham, President Global Supply Chain.

“These changes are expected to bring significant benefits, delayering the Group, taking costs out of the centre and regions and speeding up decision making. The greater scale of the regions will allow more effective delivery of regional growth and efficiency initiatives while central commercial, supply chain and shared service functions will ensure that we leverage our scale in the market place, a critical requirement in the post Adams world. Together, they will underpin the delivery of our earnings and cash flow targets into the future and ensure effective integration and synergy delivery from the Adams acquisition.

“To date our North America beverage businesses – DPSU, Mott’s and Snapple – have operated separately. It is our intention to amalgamate these businesses under a single regional President, fully leveraging our strong brands, innovation capabilities, broad and diverse routes to market and scale with customers.

Adams

“In December, we announced the acquisition of the Adams business from Pfizer, a leading player in the medicated confectionery and gum markets. We remain on track for completion at the end of the first quarter.

“Our integration planning is well advanced and key organisational decisions have been made. Sales and profit performance for the full year 2002 was comfortably in line with our expectations.

Outlook

“We anticipate a further sound performance from our beverages operations. The exception will be Dr Pepper/Seven Up where franchise transfers, notably of 7 UP, are expected to be disruptive to volume in this year of transition. Profits at DPSU are therefore unlikely to exceed those in 2002.

“By contrast the momentum behind our core confectionery business in total should produce a further strong performance, enhanced by recovery in our Chinese and Canadian units.

“With the Adams integration, 2003 will be a transitional year in which the consolidation of all these developments will be paramount. There will be some impact on our achievement against targets for this year but we will be building a substantial platform for revenue and profit growth in future years.

“The year has started satisfactorily despite the broader economic uncertainty,” John Sunderland concluded.

OPERATING AND FINANCIAL REVIEW
For the year ended 29 December, 2002

North America Beverages

North America Beverage sales rose by 3% to £1.8 billion and operating profits by 1% to £548 million. At constant exchange rates3, sales and operating profits rose by 7% and 6% respectively. Excluding acquisitions4 and at constant exchange rates3, sales grew 2% and operating profits by 4% respectively.

Volumes for the region increased by 6% driven by growth in still drinks, innovation in carbonated soft drinks (primarily Red Fusion) and acquisitions. On a like-for-like basis, volumes were flat with the second half seeing a modest increase following a 0.6% decline in the first half. The like-for-like volume performance was impacted by the termination of certain of DPSU’s distribution arrangements with Pepsi affiliated bottlers, which primarily affected 7 UP and Hawaiian Punch during the year. Excluding the impact of these terminations, it is estimated that like-for-like volume growth would have been around 1% higher in the region in 2002.

After a slow start to the year, Dr Pepper volumes improved as the year progressed, benefiting both from the implementation of the “volume impact programme” and the launch of Red Fusion, a new variant in the third quarter. Overall, Dr Pepper volumes for the year were flat. 7 UP volumes fell 7% due to continued weakness in the lemon-lime category, transfers out of Pepsi bottlers and intense competition. In the fourth quarter, dnL was launched with encouraging initial results. The still portfolio continued to show growth (+4.4%) with strong performances from Hawaiian Punch through Mott’s (+26%) and Clamato (+8%). Core brand Snapple improved through the year with full year volumes up 3.5%.

3	Excluding the impact of exchange rate movements during the year
4	The full year impact of businesses acquired or disposed of in the current and prior year

Europe Beverages

Sales in the Europe Beverages region grew by 39% and operating profits by 54%. Excluding exchange rate movements5, sales increased by 40% and operating profits by 56%. Acquisitions6 were a significant contributor to the overall results – Orangina in France, La Casera in Spain and Squirt in Mexico.

Like-for-like sales growth of 3% was impacted by unseasonally poor summer weather in Southern Europe while a 22% increase in operating profits (on the same basis) benefited from efficiency gains in France. Mexico had another excellent year with strong growth in volumes, sales and profits.

The integration of acquisitions is on track, although Orangina’s performance in France was impacted by weak and competitive market conditions.

Europe Confectionery

In Europe Confectionery, sales increased by 7% and operating profits by 17%. The impact of exchange rate movements was negligible.

Overall performance of the region benefited from the major investments made in growth and efficiency initiatives in recent years. We saw strong results from our key markets in the UK, France, Poland and Russia and recovery in our smaller markets, notably Spain.

Cadbury Trebor Bassett in the UK had an excellent year with performance exceeding our expectations. Branded volumes grew by 6% with strong growth in chocolate led by moulded and a recovery in sugar volumes in the second half. Marketing investment was 10% ahead with spend focused on a fewer number of core lines and the highly successful sponsorship of the Commonwealth Games in Manchester. The business had a good Christmas and is strongly positioned going into 2003 with more innovation planned around core brands.

Elsewhere in Europe, France benefited from continued growth in gum, a recovery in its chocolate business and the integration of the previously separate gum, sugar and chocolate commercial functions. Cadbury Wedel in Poland produced good results in a difficult market through positive movements in price and mix and efficiency gains. Russia made a modest profit for the full year.

In September we completed the acquisition of Dandy in Denmark, the number two gum business in Europe. Although early days, the integration process is proceeding to plan.

5	Excluding the impact of exchange rate movements during the year
6	The full year impact of businesses acquired or disposed of in the current and prior year

Americas Confectionery

Americas Confectionery operating profits fell by 54% on a 19% decrease in sales. Adverse currency movements, notably the Argentinean peso against sterling, had a significant impact on the overall result. At constant exchange rates sales fell by less than 1% and operating profits by 43%.

2003 was a challenging year for the Americas Confectionery region with significant shortfalls seen in the Canadian and Argentinean businesses.

In the US, while Jaret’s sales grew by 1%, margins fell as result of higher trade investment and marketing investment. In Canada, Cadbury Trebor Allan’s (CTAI) volumes fell 7% as a result of significant destocking in the trade during the year, most notably in the last quarter. However, consumer off-take from the trade was ahead year-on-year and CTAI gained share in both chocolate and sugar. Together profits from Jaret and CTAI were £12m lower year-on-year.

In Argentina, the economic crisis led to a 13% shortfall in volumes and a halving of profits in local currency. However, the business performed ahead of our expectations for the year as a whole, remains in profit and is well positioned to benefit from an improvement in the economy.

Asia Pacific

In the Asia Pacific region sales grew by 3% while operating profits were 9% lower. Positive exchange rate movements contributed 1% to sales and operating profits. Another record year for our Australian and New Zealand confectionery businesses was diluted by weaker performances from our chocolate business in China and food and beverages business in Australia.

Our confectionery business in Australia/New Zealand continued to perform well with a double-digit increase in operating profit driven by a 7% increase in volumes. Performance was driven by moulded with pleasing results in the sugar business following the launch of Trebor 24/7 and Pascall’s brand rejuvenation. 2002 is the third consecutive year of mid-single digit volume gains seen in ANZ confectionery as it continues to reap the benefits of sustained investment in brand development and increased availability.

Cadbury China had a difficult year with a significant reversal in profits after a number of very successful years of growth. The shortfall was principally related to the combination of falling consumer demand for chocolate confectionery and trade destocking. The combination of these factors is estimated to have cost the business nearly £8 million. Taking a cautious perspective, the business is projected to break-even in 2003.

In October, we implemented PROBE in our food and beverage business in Australia, the first in a staged roll-out programme around the group. While the majority of the system worked well, we had start-up problems with the logistics and distribution modules which severely impacted the ability of the business to deliver at the start of the key summer selling season. We estimate that the combination of lost revenues and increased costs was around £10 million, all of which fell in the last quarter of the year. The problems are now resolved and 2003 has started well.

Africa, India and Middle East

Sales and operating profits in the Africa, India and Middle East region (“AIM”) increased by 8% and 27% respectively or by 23% and 46% at constant exchange rates3.

We had another outstanding year in our AIM region with all major markets performing strongly. In South Africa, the turnaround seen in the confectionery business continued driven by recovery in the sugar business. In India, increased distribution and availability combined with the launch of Chocki – liquid chocolate in a tube – drove both category growth and market share. The launch of a low cost range of moulded Cadbury countlines in Egypt led to double digit sales and profits growth there.

In April, we completed the acquisition of Kent, the leading sugar business in Turkey. Profits were in line with expectations.

Financial Review

Sales at £5.3 billion were 7% higher than last year, representing a 10% increase at constant exchange rates. Like-for-like base business sales grew 3% and the full year impact of acquisitions, net of disposals, contributed 7% to revenue growth. The most significant contributors to growth from acquisitions were Orangina in France, Kent in Turkey and Squirt in Mexico.

Underlying operating profit5 before restructuring and goodwill amortisation was up 5%. At constant currency the growth was 9%, with base business contributing 4% and the full year impact of acquisitions 5%. The adverse impact of currency movements (4%) was driven mainly by weakness in the US dollar, South African Rand and the Argentinean Peso. The overall trading margin fell from 18.8% to 18.5% reflecting the acquisition of full system beverage businesses and higher marketing spend. Excluding acquisitions, the trading margin rose by 200 basis points to 19.0%

Pension fund charges rose by £9 million in the year, with a further £4 million increase expected in 2003. These increases arise in a number of countries, principally the US and, to a lesser extent, the UK.

Central costs rose by £14 million to £115 million due to increased investment in our global IT system PROBE and planned expansion of central resources in innovation and the supply chain.

Income from associates at £58 million was £1 million up on last year.

The Group charge for major restructuring, excluding associates, of £53 million was the same as last year. Integration of newly acquired businesses accounted for £42 million of this total, the most significant of which was the integration of the La Casera beverages business in Spain and Orangina in France. In 2003, the group’s restructuring charge is expected to be not more than £140 million with the increase on 2002 reflecting both the integration of Adams and the group reorganisation.

Goodwill amortisation at £64 million is up on last half year, reflecting the acquisition activity within the Group over the last twelve months. Net profits made on the disposal of fixed assets, subsidiaries and investments was £12 million.

3	Excluding the impact of exchange rate movements during the year
5	Excludes goodwill amortisation, major restructuring charges and disposal gains/losses (see note 6 page 17 for a reconciliation to operating profit), and includes associates

Despite the acquisition activity and consequent increase in group debt, net interest at £106 million is in line with last year, reflecting the reduction in interest rates during the year.

Underlying earnings per share6 at 32.0p were 7% up on last year. At constant exchange rates underlying EPS was up 11%, in line with our stated double-digit earnings growth target. The full year impact of acquisitions and disposals contributed 2% to growth and the base business 9%. Basic earnings per share (after goodwill amortisation, major restructuring and disposal gains/losses) rose by 1% reflecting the increase in goodwill amortisation arising on acquisitions and lower disposal proceeds.

Marketing Spend

Marketing expenditure in 2002 was £547 million, an increase of 8% over last year and an increase of 12% at constant exchange rates. This represents a marketing to net sales ratio of 10.3%, compared with 10.2% in 2001.

Cash Flow

The group generated free cash flow of £315 million in 2002, in line with the stated target of delivering £300 million plus of free cash flow per annum.

Net capital expenditure of £251 million for the year was £18m higher than in 2001. This reflects a number of capacity and efficiency based projects being undertaken throughout the Group and also the initial implementation of PROBE.

The group ended the year with net debt of £1.8 billion. Interest cover was 8.7 times (from 8.4 times).

Acquisitions and Disposals in 2002

During the year, the Group spent a total of £639 million on acquisitions. These included the acquisition of the Squirt beverage business in Mexico, a controlling interest in the Kent sugar confectionery business in Turkey and the Nantucket Nectars business in the US. Additionally we lifted our shareholding in the Cadbury India business from 51% to 95% and took our interest in the Cadbury Nigeria business to 46% (previously 40%). In September, the group completed the acquisition of Dandy in Denmark, the second largest chewing gum business in Europe and in November, acquired the 72% minority stake in Apollinaris & Schweppes, a bottling business which has the licence to manufacture and distribute Schweppes and other Cadbury Schweppes beverage products in the German market.

Acquisition of the Adams Business

In December, the group announced the acquisition of the Adams business from Pfizer for a gross consideration of $4.2 billion which includes $450 million of tax benefits. The acquisition is expected to be completed in March following receipt of certain regulatory approvals.

6	Excludes goodwill amortisation, major restructuring charges and disposal gains/losses (see note 8 page 18 for a reconciliation to operating profit)

Dividends

The Board has proposed a final dividend of 8.0 pence, up from 7.65 pence in 2001. This will be paid on 23 May 2003 to Ordinary Shareholders on the Register at the close of business on 25 April 2003.

For further information:

Cadbury Schweppes plc:	020-7409-1313 http://www.cadburyschweppes.com

Investor Relations Sally Jones Marie Wall	020-7830-5095

Media Relations	020-7409-1313
Vivienne Carlton Dora McCabe

The Maitland Consultancy	020-7379-5151
Angus Maitland Philip Gawith

A presentation on the results will be webcast live on the group’s website http://www.cadburyschweppes.com at 09.30 a.m. Copies of the slides accompanying the presentation will be available on the website on 12th February from 11 a.m.

High resolution photographs are available to the media free of charge from 3 p.m. today at www.newscast.co.uk +44 (0)20 7608 1000.

Notes to Editors:

1.	Safe Harbor Statement

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Actual results might differ materially from those projected in any such forward-looking statement. This presentation should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and which may describe factors which could cause actual results to differ materially from those projected in forward-looking statements.

2.	The following schedules are attached:
Pages
Group Profit & Loss Account	11
Movements in Shareholders’ Funds	12
Group Balance Sheet	13
Group Cash Flow Statement	14
Sales and Trading Profit Analysis	15

3.	Notes to the Schedules	16

4.	Cadbury Schweppes
Cadbury Schweppes is a major global company that manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands like Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett – are enjoyed in almost 200 countries across the world. Employing over 40,000 people, Cadbury Schweppes is the world’s third largest soft drinks company and the fourth largest confectionery company.

Cadbury Schweppes plc
Group Profit and Loss Account
For the 52 weeks ended 29 December 2002

	Notes	2002 £m	Restated 2001 £m

Turnover		5,298	4,960

Operating costs
Trading expenses		(4,315)	(4,030)
Goodwill amortisation		(64)	(46)
Major restructuring costs	2	(53)	(53)
		(4,432)	(4,129)

Group Operating Profit		866	831
Share of operating profit in associates
– Profit excluding restructuring		58	62
– Share of major restructuring costs in associates		—	(5)

		58	57

Total Operating Profit Including Associates	6	924	888
Profit on disposal of fixed assets		9	—
Profit on sale of subsidiaries and investments	3	3	31

Profit on Ordinary Activities Before Interest		936	919
Net interest	4	(106)	(106)

Profit on Ordinary Activities Before Taxation	7	830	813
Taxation	5
– On operating profit, associates and interest		(253)	(240)
– On profit on sale of subsidiaries and investments		(2)	(1)
		(255)	(241)

Profit on Ordinary Activities After Taxation		575	572
Equity minority interests		(3)	(5)
Non-equity minority interests		(24)	(25)

Profit for the Financial Year		548	542
Dividends paid and proposed to Ordinary Shareholders		(230)	(222)

Profit Retained for the Financial Year		318	320

Earnings per Ordinary Share of 12.5p	8
– Basic		27.4p	27.0p
– Diluted		27.2p	26.7p
– Underlying*		32.0p	30.0p

Dividends per Ordinary Share
– Interim paid		3.50p	3.35p
– Final proposed		8.00p	7.65p
		11.50p	11.00p

*	Underlying EPS represents Basic EPS, adjusted in order to exclude major restructuring costs (net of tax), goodwill amortisation and profits and losses on disposal of subsidiaries, investments and fixed assets. (Notes 6, 7 and 8)

Cadbury Schweppes plc
Statement of Total Recognised Gains and Losses
Movements in Shareholders’ Funds
For the 52 weeks ended 29 December 2002

Statement of Total Recognised Gains and Losses	Notes	2002 £m	2001 £m

Profit for the financial year		548	542
Write down on previously revalued properties		—	(3)
Net currency translation differences		(217)	—

		331	539

Reconciliation of Movements in Shareholders’ Funds	2002 £m	2001 £m

Shareholders’ Funds at beginning of year	2,880	2,545
Total recognised gains and losses for the year	331	539
Dividends to Ordinary Shareholders	(230)	(222)
New share capital subscribed	26	18
Goodwill written back to the profit and loss account on disposal of subsidiary	13	—

Shareholders’ Funds at End of Year	3,020	2,880

Cadbury Schweppes plc
Group Balance Sheet
At 29 December 2002

	Notes	2002 £m	2001 £m

Fixed Assets
Intangible assets and goodwill		3,919	3,721
Tangible assets		1,351	1,209
Investment in associates		308	309
Investments		237	246

		5,815	5,485
Current Assets
Stocks		528	487
Debtors
– due within one year		970	908
– due after one year		82	88
Investments	9	297	323
Cash at bank and in hand	9	175	134

		2,052	1,940
Current Liabilities
Creditors: amounts falling due within one year
– Borrowings	9	(790)	(695)
– Other		(1,795)	(1,694)

Net Current Liabilities		(533)	(449)

Total Assets less Current Liabilities		5,282	5,036

Non-current Liabilities
Creditors: amounts falling due after more than one year
– Borrowings	9	(1,528)	(1,399)
– Other		(49)	(62)
Provisions for liabilities and charges		(419)	(392)

		(1,996)	(1,853)

Net Assets		3,286	3,183

Capital and Reserves
Called up share capital		257	256
Share premium account		1,050	1,019
Revaluation reserve		59	59
Capital redemption reserve		90	90
Profit and loss account		1,564	1,456

Shareholders’ Funds		3,020	2,880

Minority Interests
Equity minority interests		16	28
Non-equity minority interests		250	275
		266	303

Total Capital Employed		3,286	3,183

Cadbury Schweppes plc
Group Cash Flow Statement
For the 52 weeks ended 29 December 2002

	Notes	2002 £m	2001 £m

Net cash flow from operating activities
Group operating profit		866	831
Depreciation		166	162
Amortisation		64	46
Other Items		(5)	(26)
Changes in working capital		5	88
		1,096	1,101
Dividends received from associates		13	38

Returns on investments and servicing of finance
Interest paid, net		(74)	(92)
Dividends paid to minority interests		(25)	(25)
		(99)	(117)
Taxation		(221)	(178)
Capital expenditure and financial investment
Net capital expenditure		(251)	(233)
Sale / (Purchase) of shares by the Employee Trust		14	(86)
		(237)	(319)
Acquisitions and disposals
Acquisitions of businesses	10	(639)	(798)
Net proceeds from sale of investments, associates and subsidiary undertakings	3	4	84
		(635)	(714)
Equity dividends paid		(223)	(214)

Cash outflow before use of liquid resources and financing		(306)	(403)
Management of liquid resources		22	29

Financing
Issues of Ordinary Shares		26	18
Net change in borrowings and other financing		276	355
Net cash inflow from financing		302	373

Increase / (Decrease) in cash		18	(1)

Free cash flow
Cash outflow before use of liquid resources and financing		(306)	(403)
Add back:
Cash flows from acquisitions and disposals		635	714
(Sale) / purchase of shares by the Employee Trust		(14)	86

		315	397

Cadbury Schweppes plc
Sales, Operating Profit, Operating Assets and Trading Margin Analysis
For the 52 weeks ended 29 December 2002

2002 – Continuing Operations	Sales £m	Operating Profit (a) £m	Operating Assets (c) £m	Trading Margin (a) %

North America Beverages	1,811	548	266	30.3
Europe Beverages	717	140	153	19.5
Europe Confectionery	1,546	247	512	15.8
Americas Confectionery	252	20	81	7.9
Asia Pacific	642	99	274	15.4
Africa, India and Middle East	320	44	139	13.8

	5,288	1,098	1,425	20.8
Central and Other	10	(115)	(25)	N/A

	5,298	983	1,400	18.5

2001– Continuing Operations (b)	Sales £m	Operating Profit (a) £m	Operating Assets (c) £m	Trading Margin (a) %

North America Beverages	1,757	541	248	30.8
Europe Beverages	515	91	87	17.6
Europe Confectionery	1,445	212	472	14.7
Americas Confectionery	312	44	101	14.1
Asia Pacific	625	109	247	17.4
Africa, India and Middle East	297	34	87	11.4

	4,951	1,031	1,242	20.8
Central and Other	9	(101)	22	N/A

	4,960	930	1,264	18.8

(a)	Group Operating Profit excluding major restructuring costs of £53m in 2002 (2001: £53m) (Note 2) and excluding goodwill amortisation of £64m (2001: £46m).
(b)	The 2001 numbers have been restated for the change of accounting policy detailed in Note 1 (a).
(c)	Operating assets include tangible fixed assets, stock, debtors and creditors after excluding post-acquisition restructuring and pension provisions, borrowings, taxation and dividends.

Cadbury Schweppes plc
Notes to the Schedules

1.      Group Accounts

a.	The financial statements are prepared on the basis of the accounting policies as set out in the Group’s published Annual Report for the 52 weeks ended 30 December 2001, except:

As announced with the interim results in July 2002 the Group has adopted for UK reporting purposes recently issued US pronouncements, on classification of certain sales incentives and marketing promotion programmes as a reduction to net sales, rather than as a trading expense. The pronouncements adopted were EITF 00-14, EITF 00-25 and EITF 01-09. The impact of adoption has been to reduce reported net sales by approximately 10% but with no effect on operating profit or net earnings. Comparative information has been restated on a consistent basis.

b.	The preliminary announcement was approved by the board of directors on 11 February 2003.

c.	The profit and loss account and cash flow statement for the year ended and the balance sheet at 29 December 2002 are subject to the completion of the audit of the Report & Accounts and Form 20-F which is expected to be approved on 28 February 2003.

d.	The financial information set out in this announcement does not constitute the company’s statutory accounts for the 52-week periods ended 29 December 2002 or 30 December 2001. The financial information for the 52-week period ended 30 December 2001 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the 52-week period ending 29 December 2002 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company’s annual general meeting.

2.     Major Restructuring Costs

The 2002 results include £53m in charges in relation to major restructuring projects. Of this total, £42m relates to integration projects for recently acquired businesses. The most significant restructuring projects undertaken during the year include the merging of the beverage operations of Schweppes France and Orangina in France, and Schweppes Spain and La Casera in Spain, and the merging of the Confectionary operations of Hollywood and Cadbury France in France.

3.     Profit on Sale of Subsidiaries and Investments

Net proceeds from sale of subsidiaries and investments were £12m. The disposals during the year were the sale of A&W brands in Indonesia and the disposal of 25% of the Group’s shareholding in Camelot, which reduced the Group’s total shareholding to 20%. The Group also provided for the losses on the expected disposal of a subsidiary in 2003, and released provisions relating to previous disposals that are no longer required. The overall profit on disposal of subsidiaries for the year was £3m.

4.     Net Interest

	2002 £m	2001 £m

Net interest arising in Group companies	(86)	(83)
Share of net interest arising in associates	(20)	(23)

	(106)	(106)

5.     Taxation

	2002 £m	2001 £m

UK	(15)	(41)
Overseas	(228)	(190)
Associates	(10)	(9)

	(253)	(240)
Tax on profit on sale of subsidiaries and investments	(2)	(1)

	(255)	(241)

The effective tax rate on profit before disposals is 30.9%, compared to 30.6% in 2001.

6.     Underlying Operating Profit including Associates

The calculation of underlying operating profit including associates is as follows:

	2002 £m	2001 £m

Total Operating Profit including associates	924	888
Add: major restructuring costs	53	53
Add: share of major restructuring costs in associates	—	5
Add: goodwill amortisation	64	46

Underlying operating profit including associates	1,041	992

7.     Underlying Profit Before Tax

The calculation of underlying profit before tax is as follows:

	2002 £m	2001 £m

Profit on Ordinary Activities Before Taxation	830	813
Add: major restructuring costs	53	53
Add: share of major restructuring costs in associates	—	5
Add: goodwill amortisation	64	46
Less: profit on sale of subsidiaries and investments	(3)	(31)
Less: profit on disposals of fixed assets	(9)	—

Underlying profit before tax	935	886

8.     Earnings per Ordinary Share

Basic EPS is calculated on the weighted average of 2,003 million shares in issue during the year (2001: 2,005 million shares); diluted EPS is calculated on the weighted average of 2,017 million shares (2001: 2,028 million shares) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

	Earnings		EPS
	2002 £m	2001 £m	2002 p	2001 p

Earnings / Basic EPS	548	542	27.4	27.0
Less: profit on sale of subsidiaries, investments and fixed assets, net of tax and minority share	(10)	(30)	(0.5)	(1.4)
Add: goodwill amortisation	64	46	3.2	2.3
Add: major restructuring costs (net of tax)	38	43	1.9	2.1

Underlying earnings / Underlying EPS	640	601	32.0	30.0

Cadbury Schweppes considers underlying earnings per share to be a more reliable measure of business performance than basic earnings per share because it removes the impact of non-recurring and non-operational items in the year such as major restructuring costs, exceptional items and goodwill amortisation.

9.     Net Borrowings

Net borrowings are made up as follows:

		2002 £m	2001 £m

Net cash	– cash at bank and in hand	175	134
	– bank overdrafts	(38)	(27)

		137	107
Liquid resources		297	323
Other short term borrowings		(752)	(668)
Long term borrowings		(1,528)	(1,399)

		(1,846)	(1,637)

Movements in cash and net borrowings in the year were as follows:

	Total net borrowings £m	Net cash £m	Liquid Resources £m	Borrowings £m

At 31 December 2001	1,637	(107)	(323)	2,067
Cash flow for the period	281	(18)	22	277
Assumed on acquisition	11	(11)	—	22
Non cash items	6	—	—	6
Exchange rate adjustments	(89)	(1)	4	(92)

At 29 December 2002	1,846	(137)	(297)	2,280

10.     Acquisitions

The Group has made several acquisitions during the year. The largest of these was the acquisition of Dandy, a Danish Sugar confectionery Company with operations in Denmark, Scandinavia, the Benelux countries and Russia. This completed in September 2002 for £222m.

Other significant acquisitions were Kent, a Turkish sugar confectionery Company, Nantucket Allserve Inc, a US premium beverage Company, Squirt, a Mexican beverage brand, and the remaining 72% of Apollinaris and Schweppes, a German beverage associate for £115m.

The Group also purchased 44% of the remaining minority of Cadbury India for £111m; this has increased the Group’s ownership to 95%.

These acquisitions contributed £140m of Turnover, and £19m of Operating Profit to the Group’s results for the year.

In addition the Group announced on 17 December 2002 that it has signed an agreement to purchase the Adams Confectionary business for $4.2bn (£2.7bn) from Pfizer Inc. The acquisition price includes $450m for the expected tax benefits.

The acquisition is expected to close in March 2003, and is subject to certain regulatory approvals and the approval of the shareholders.